SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

UBS Juniper Crossover Fund, L.L.C.
(Name of Issuer)

UBS Juniper Crossover Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $25,000,000 (a)	Amount of Filing Fee: $3,167.50 (b)

(a)     Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)     Calculated at .01267% of the Transaction Valuation.
[x]     Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,167.50
Form or Registration No.: Schedule TO, Registration No. 005-61873
Filing Party: UBS Juniper Crossover Fund, L.L.C.
Date Filed: February 27, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     [  ]

          This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on February 27, 2004 by UBS Juniper Crossover Fund, L.L.C. (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $25,000,000 of interests in the Fund (“Interests”) on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

          This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase).

           Item 4. Terms of the Transaction

          As of March 22, 2004, approximately $13,286,634 in Interests have been tendered pursuant to the terms of this Offer. The Offer will expire at 12:00 midnight (New York time) on March 29, 2004.

           Item 11. Additional Information

           The Fund, UBS Juniper Management, L.L.C., the Fund’s investment adviser (the “Adviser”), and the Fund’s Directors are not parties to the actions described below. In addition, these actions do not relate to the Fund. OrbiMed Advisors LLC (“OrbiMed”), a non-managing member of the Adviser whose employees manage the Fund’s portfolio, is a named defendant.

           Between February 11, 2004 and March 1, 2004, three complaints unrelated to the Fund were filed in the United States District Court for the Southern District of New York against, among others, OrbiMed and other investment advisers to certain Eaton Vance mutual funds. The complaints allege, among other things, that these investment advisers improperly used assets of the Eaton Vance mutual funds to make payments to brokers to encourage sales of Eaton Vance mutual fund shares and failed to disclose such payments to investors in the Eaton Vance mutual funds. OrbiMed believes that the complaints, insofar as they may relate to OrbiMed, are without merit and will not have or result in any material impact on its operations or on its employees’ ability to provide portfolio management services to the Fund, and OrbiMed is vigorously contesting the lawsuits.

           As noted above, the Fund, the Adviser and the Fund’s Directors are not parties to the actions described herein, and these actions do not relate to the Fund.

The information contained in the Supplement to Offer to Purchase dated March 24, 2004, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UBS JUNIPER CROSSOVER FUND, L.L.C. By: UBS Fund Advisor, L.L.C. Managing Member of UBS Juniper Management, L.L.C. By: /s/ Michael Mascis Name: Michael Mascis Title: Authorized Signatory

March 23, 2004

Appendix A

UBS JUNIPER CROSSOVER FUND, L.L.C.
1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019

SUPPLEMENT TO OFFER TO PURCHASE DATED MARCH 24, 2004

To the Investors of
UBS Juniper Crossover Fund, L.L.C.:

           UBS Juniper Crossover Fund, L.L.C. (the “Fund”), UBS Juniper Management, L.L.C., the Fund’s investment adviser (the “Adviser”), and the Fund’s Directors are not parties to the actions described below. In addition, these actions do not relate to the Fund. OrbiMed Advisors LLC (“OrbiMed”), a non-managing member of the Adviser whose employees manage the Fund’s portfolio, is a named defendant.

           Between February 11, 2004 and March 1, 2004, three complaints unrelated to the Fund were filed in the United States District Court for the Southern District of New York against, among others, OrbiMed and other investment advisers to certain Eaton Vance mutual funds. The complaints allege, among other things, that these investment advisers improperly used assets of the Eaton Vance mutual funds to make payments to brokers to encourage sales of Eaton Vance mutual fund shares and failed to disclose such payments to investors in the Eaton Vance mutual funds. OrbiMed believes that the complaints, insofar as they may relate to OrbiMed, are without merit and will not have or result in any material impact on its operations or on its employees’ ability to provide portfolio management services to the Fund, and OrbiMed is vigorously contesting the lawsuits.

           As of March 22, 2004, approximately $13,286,634 in Interests have been tendered pursuant to the terms of this Offer. The Offer will expire at 12:00 midnight (New York time) on March 29, 2004. As noted above, the Fund, the Adviser and the Fund’s Directors are not parties to the actions described herein, and these actions do not relate to the Fund.